Amendment to Investment Advisory Agreement dated July 31, 1996 between Madison Mosaic, LLC and Madison Investment Advisors, Inc.
and Madison Mosaic Income Trust

Effective on the effective date of the post-effective amendment to the Trust establishing the Madison Corporate Income Shares (COINS) Fund as a new series of the Trust, the Agreement shall be amended with regard to such new series as follows:

1. The first paragraph of Section 6 of the Agreement shall be and hereby is revised to read as follows:

6. Compensation to the Advisor. For its services hereunder, the Trust shall pay to the advisor a management fee equal to five-eighths (5/8) percent per annum of the average daily net assets of the Government and Intermediate Income portfolios of the Trust and equal to three-tenths (3/10) percent per annum of the average daily net assets of the Institutional Bond Fund. As of this date, such management fee shall be payable hereunder with respect to the portfolios comprising the following series of shares: The Government Fund Shares, the Intermediate Income Fund Shares and the Institutional Bond Fund Shares. Such fees shall be payable monthly as of the last day of the month and shall be the sum of the daily fees calculated as one-three hundred sixty-fifth (1/365), except in leap years one-three hundred sixty-sixth (1/366), of the annual fee based upon each portfolio's assets calculated for the day.  The Trust shall pay no fees with respect to the Corporate Income Shares (COINS) series of shares.